--------------------------------------------------------------------------------
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------


                                                 ------------------------------
                                                 OMB APPROVAL
                                                 ------------------------------
                                                 OMB Number:       3235-0145
                                                 Expires:   October 31, 2002
                                                 Estimated average burden
                                                 hours per response.....14.9
                                                 ------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                                The Cronos Group
                   -----------------------------------------
                               (Name of Issuer)



                                 Common Shares
                   -----------------------------------------
                         (Title of Class of Securities)



                                   L20708100
                   -----------------------------------------
                                (CUSIP Number)


                                 March 23, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: L20708100

   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

                                 Rudolf J. Weissenberger
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group            (a)   [X]
          (See Instructions)                                          (b)   [ ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

                                        AUSTRIA
          ---------------------------------------------------------------------

                       5.     Sole Voting Power
  Number of                                     573,167
   Shares              --------------------------------------------------------
 Beneficially          6.     Shared Voting Power
  Owned by                                         0
    Each               --------------------------------------------------------
  Reporting            7.     Sole Dispositive Power
 Person With                                    573,167
                       --------------------------------------------------------
                       8.     Shared Dispositive Power
                                                   0
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                        573,167
          ---------------------------------------------------------------------

  10.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [ ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (11)
                                           6.3%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person (See Instructions)
                                            IN

Cusip No.: L20708100


   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

                                  Lude Management Corp.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group            (a)   [x]
          (See Instructions)                                          (b)   [ ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization.

                                          Panama
          ---------------------------------------------------------------------

                       5.     Sole Voting Power
  Number of                                          0
   Shares              --------------------------------------------------------
 Beneficially          6.     Shared Voting Power
  Owned by                                           0
    Each               --------------------------------------------------------
  Reporting            7.     Sole Dispositive Power
 Person With                                         0
                       --------------------------------------------------------
                       8.     Shared Dispositive Power
                                                     0
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                        566,667
          ---------------------------------------------------------------------

  10.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [ ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (11)
                                          6.2%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person (See Instructions)
                                           CO

ITEM 1.
          (a)  Name of Issuer: The Cronos Group

          (b)  Address of Issuer's Principal Executive Offices:

                                   16, Allee Marconi
                                   Boite Postale 260
                                   L-2120  Luxembourg

ITEM 2.

          (a)  Name of Person Filing:

                    (i)  Rudolf J. Weissenberger
                   (ii)  Lude Management Corp.

          (b)  Address of Principal Business Office or, if none, Residence:


                    (i)  Chemin de la Dole, CH-127 Signy, Switzerland
                   (ii)  Salduba Bldg., Calle 53 Este, Obarrio, Panama

          (c)  Citizenship:

                    (i)  Austria
                   (ii)  Panama

          (d)  Title of Class of Securities

                    This statement relates to the Issuer's Common Shares, par
               value $2.00 per share

               CUSIP Number:

          (e)       L20708100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

          (g) [ ] An parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [x]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Rudolf J. Weissenberger, an individual, and Lude Management Corp., a Panamanian corporation, may be deemed to beneficially own, in the aggregate, 573,167 common shares of the Issuer, or 6.3%, based on 9,158,378 common shares outstanding as of the reporting date.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

                                 Not Applicable

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                                 Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     This Schedule 13G is filed on behalf of a group pursuant to Rule 13d-1(b)(1)(ii)(J). The identification and classification of the members of the group are as follows:

          Rudolf J. Weissenberger, an individual
          Lude Management Corp., a Panamanian corporation

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                 Not Applicable

ITEM 10.    CERTIFICATION
            (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: 26 March 2001
                                         ------------------------------------
                                    Signature: /s/ R. WEISSENBERGER
                                              -------------------------------
                                    Name: Rudolf J. Weissenberger
                                         ------------------------------------


                                    Date: 27 March 2001
                                         ------------------------------------

                                    LUDE MANAGEMENT CORP.

                                    By: /s/ D. Weissenberger
                                       --------------------------------------
                                            Doris Weissenberger
                                            Attorney-In-Fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS

ATTENTION: (SEE 18 U.S.C. 1001)

Exhibit A


                           AGREEMENT OF JOINT FILING
                           -------------------------


Rudolf J. Weissenberger and Lude Management Corp. agree that the Statement on
Schedule 13G to which this Agreement is attached as an exhibit, and all future amendments to this Statement, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated: 26, March 2001
      -----------------------------

By: /s/ R. WEISSENBERGER
   --------------------------------
      Rudolf J. Weissenberger


Lude Management Corp.

By: /s/ D. WEISSENBERGER
   --------------------------------
        Doris Weissenberger
        Attorney-In-Fact

                    POWER OF ATTORNEY FROM REPORTING PERSON

                     AUTHORIZING FILING BY ATTORNEY-IN-FACT

                                  TRANSLATION

--------------------------------------------------------------------------------

PUBLIC DEED NUMBER THREE THOUSAND THREE HUNDRED NINETY-FOUR
                          (3.394)

--------------------------------------------------------------------------------

Whereby a general power of attorney granted to Mrs. DORIS WEISSENBERGER by the corporation named "LUDE MANAGEMENT CORP" is protocolized.

                             Panama, April 29, 1999

--------------------------------------------------------------------------------

In the city of Panama, capital of the Republic and Seat of the Notorial Circuit of the same name, on the twenty-ninth (29th) day of the month of April of nineteen hundred and ninety-nine (1999), before me, Licentiate ENRIQUE BERNABE PEREZ, Forth Notary Public of the Circuit of Panama, bearer of Personal Identification Card No. eight - ninety-seven - one hundred and sixteen (8-97-116), there personally appeared JULIO ANTONIO QUIJANO URRIOLA, male, of legal age, married, lawyer, Panamanian, resident of this city, bearer of Personal Identification Card number eight - ninety-seven - four hundred forty-one (8-97-441), whom I know and he requested me to issue this public deed to state for the record that he protocolizes a document, whereby the corporation "LUDE MANAGEMENT CORP.", which is registered in Microjacket: one fife eight four seven eight (158478) of the Microfilm Section (Mercantile) of Public Registry, grants a general power of Attorney to Mrs. DORIS WEISSENBERGER, together with a certified copy of the minutes of the meeting of the Board of Directors, held on even date with the authorization that said power be granted.

The requested protocolization has been made hereby and the copies, which the interested parties may request, shall be issued.

This deed was read before the appearing party in the presence of the instrumental witnesses, IRVIN EMILIO HIDALGO CASTILLO, bearer of Personal Identification Card No. eight - two hundred and ten - eight hundred and sixty-eight (8-210-868), and PAUL CABALLERO AGUILAR, bearer of Personal Identification Card No. eight - three hundred and fifty four - three hundred and six (8-354-306), both of the being legal age, residents of this city and known to me, and who are fit for such offices, he found it to be in order, gave it his approval, and in witness thereof it is signed by everyone before me, the Notary, who attests.

This Deed has the sequence number THREE THOUSAND THREE HUNDRED NINETY-FOUR (3.394).

(Sgd.) Julio Antonio Quijano Urriola
(Sgd.) Irvin Emilio Hidalgo Castillo
(Sgd.) Raul Caballero Aguilar
(SGD.) ENRIQUE BERNABE PEREZ, Fourth Notary Public.

I JULIO ANTONIO QUIJANO URRIOLA with Personal Identity Certificate No 8-97-441, on behalf of "LUDE MANAGEMENT CORP.", a Panamanian corporation which is duly registered under Microjacket: 158478 of the Microfilm Section (Mercantile) of the Public Registry, in my capacity as President of the said and duly authorized to such effect by resolution adopted at an extraordinary meeting of the Board of Directors of the corporation held on the 28th of April, 4***, hereby appoint Mrs. DORIS WEISSENBERGER, with an address at 34 Borg OLIVIER Street, St. Julians, Malta, as General Attorney of the corporation.

The Attorney is hereby expressly empowered and duly authorized to plan, agree and carry out, on behalf of the corporation, all such acts, businesses as in her opinion may be convenient for the good conduct of the affairs of the corporation, including acts of strict domain, without requiring any additional prior authorization by the Board of Directors nor any a posteriori ratification.

Among those acts which the General Attorney may perform there are the following:

ONE: To buy, sell, lease, gratuitously or onerously to assign, to mortgage, pledge, exchange, deliver or receive any assets of the corporation.

TWO: For and on behalf of the Corporation, to enter into contracts with natural or juridical persons.

THREE: To claim any real or personal right that the corporation may have vis-a-vis third parties, and in such cases to represent the corporation, either directly or through attorneys before Panamanian of foreign authorities or before third parties against which the claim may be directed or who may have an interest in same for any reason whatsoever.

FOUR: To open bank accounts in the name of the corporation in any country, and to sign payment orders or checks or letters of credit against said accounts.

FIFE: To appoint those agents whom she may deem convenient, as well as any other subordinate personnel, and to determine salaries and pay commissions

SIX: To substitute all or part of the powers conferred upon her by this Power of Attorney, by public or private act.

SEVEN: To perform any ordinary or extraordinary act of administration that in her opinion, may be convenient for the corporation, including acts of strict domain.

EIGHT: The forgoing Powers do not constitute any limitations, and the Attorney shall have power to do any act for and on behalf of the corporation.

Panama, Republic of Panama, on the twenty-eight (28th) day of the month of April of nineteen hundred and ninety-nine (1999).

                      (Sgd.) Julio Antonio Quijano Urriola
                            "LUDE MANAGEMENT CORP."
                                   PRESIDENT

                            "LUDE MANAGEMENT CORP."

An extraordinary meeting of the Board of Directors of this corporation was held on the 28th of April, 1999, at 2:10 p.m., on the top floor of the Salduba Building, located in 53rd Street East, Urbanizacion Obarrio, Panama City, Republic of Panama.

There were present: Julio Antonio Urriola, Amalia Aleman de Porcell and Urania Vargas de Ballard, who are all the directors. It was agreed to hold the meeting waiving previous notice. Mr. Julio Antonio Quijano Urriola, Chaired the meeting and Mrs. Urania Vargas de Ballard drew up the minutes, both of them being the incumbents.

It was approved to authorize the President to appear before a notary public and appoint Mrs. DORIS WEISSENBERGER, with an address at 34 Borg OLIVIER Street, St. Julians, Malta, as General Attorney for "LUDE MANAGEMENT CORP", whom he shall expressly empower and authorize to plan, agree and carry out, on behalf of the corporation, all such acts, businesses as in her opinion may be convenient for the good conduct of the affairs of the corporation, including acts of strict domain, without requiring any additional prior authorization by the Board of Directors nor any a posteriori ratification. The Attorney may substitute all or part of the power of attorney. The President is hereby authorized to draft the terms of the said power at his discretion.

There being no further matters to be dealt with, the President declared the meeting was adjourned.

(Sgd.) Julio Antonio Quijano Urriola
(Sgd.) Amalia Aleman de Porcell
(Sgd.) Urania Vargas de Ballard

---------------------------------Certification----------------------------------
________________________________________________________________________________

This is a true copy of the original that has been transcribed in the Book of Minutes.

                       (signed) Urania Vargas de Ballard
                            URANIA VARGAS DE BALLARD
                                   Secretary

This copy which I issue, seal and signed in the city of Panama, on the twenty-ninth (29th) day of the month of April, one thousand nine hundred and ninety-nine (1999), is true to the original.

                               (signed) Illegible
                                      Lic. ENRIQUE BERNABE PEREZ a.
                                      Fourth Notary Public